Divakar Gupta

T: (212) 479-6474

dgupta@cooley.com

June 24, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Torney
Mary Mast
Doris Stacey Gama
Laura Crotty

Re:	LB Pharmaceuticals Inc
Draft Registration Statement on Form S-1
Submitted on May 20, 2024
CIK No. 0001691082

Ladies and Gentlemen:

On behalf of LB Pharmaceuticals Inc (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2024 (the “Comment Letter”) regarding the above-referenced draft Registration Statement on Form S-1, as confidentially submitted to the Commission on May 20, 2024. Concurrently with the submission of this response letter, the Company is confidentially submitting its Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Cover Page

1.

Please revise the cover page to disclose whether your offering is contingent on final approval of your NASDAQ listing. Please also ensure this disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosures on the cover page of the Registration Statement.

Prospectus Summary

Overview, page 1

2.

We note your statement that amisulpride has received regulatory approvals and has been commercialized outside of the US for the treatment of schizophrenia. Please include disclosure similar to that on page 112

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Page Two

which provides information on the countries where amisulpride has been approved. Please also explain the company’s understanding of why it has not received regulatory approval in the US to date.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 19, and 107 of the Registration Statement. In addition, the Company respectfully notes that it cannot opine on why other companies have not pursued regulatory approval for amisulpride in the United States, but has added disclosure in the Registration Statement to note that Sanofi previously announced that it decided not to pursue regulatory approval due to the requirements of the U.S. Food and Drug Administration (“FDA”) being incompatible with the company’s patent coverage on the drug.

3.	Please revise this section to include a brief description of the interactions the company has had to date with the FDA in relation to LB-102, including the timing of regulatory submissions.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 2 and 121 of the Registration Statement.

4.	Please revise the Summary to include a brief overview of the data collected in the company’s Phase 1 clinical trial for LB-102 for schizophrenia.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 2 of the Registration Statement.

Our Team and History, page 2

5.

You state here and on page 109 that since your inception you have raised $121.7 million from a leading syndicate of investors including Deep Track Capital, Pontifax, TCGX, and Vida Ventures. Please advise whether TCGX is a related party or affiliate of TCG Crossover Fund, which is listed in the principal stockholder table on page 179 as a greater than 5% stockholder. If it is not, please remove the reference to TCGX as a previous investor in the Summary. Please also revise this disclosure to indicate that prospective investors should not rely on the other named investors’ previous investment decision, that these investors may have different risk tolerances to investors in the offering and, if true, the offering(s) pursuant to which the named investors acquired their shares was conducted at a discount to the IPO price.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 3, 109, and 179 of the Registration Statement.

Use of Proceeds, page 82

6.

You state that you intend to use a certain amount of money to “advance the clinical development of LB-102 to treat acute schizophrenia[.]” Please describe how far in the development process you estimate that the allocated proceeds from the offering will enable you to reach.

Response: In response to the Staff’s comment, the Company notes that it will include disclosure regarding how far the proceeds from the offering will allow it to advance the clinical development of LB-102 to treat acute schizophrenia in a subsequent amendment to the Registration Statement when it has more information about the potential size of the offering.

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Page Three

Management’s Discussion and Analysis and Financial Condition and Results of Operations Critical Accounting Estimates Determination of the Fair Value of Common Stock, page 103

7.

Once you have estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price range has been determined.

Business

Overview, page 107

8.

We note various statements throughout the prospectus related to the potential safety and/or efficacy of LB-102. For example, you state that “preclinical studies in models of schizophrenia demonstrated the LB-102 had the potential to show efficacy results superior to those of amisulpride” and that “LB-102 provided consistent dopamine receptor occupancy in the brain at levels [you] believe will effectively treat schizophrenia at doses lower than amisulpride, potentially allowing efficacy benefits and once-daily dosing.” Please revise your disclosure throughout the document, including but not limited to these statements, to eliminate the implication that your product candidate has been or will ultimately be determined safe and/or effective or has demonstrated safety and/or efficacy, as such determinations are within the sole purview of the FDA or similar foreign regulators. Note that you may state your product candidate has been well tolerated, if accurate, and include data observed in clinical trials but should not draw conclusions from such data.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 108, 113, and 118 of the Registration Statement.

9.	You state that amisulpride is one of the most effective antipsychotic medications currently in use. Please clarify that amisulpride is not approved in the US as an antipsychotic medication, if true.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 19, 107, and 113 of the Registration Statement.

10.

You state that your Phase 1 clinical trials achieved a level of dopamine receptor occupancy in the brain comparable to amisulpride and that in your Phase 1 imaging trial you observed dopamine receptor occupancy at levels that other treatments have shown to be effective in treating schizophrenia. Please revise this disclosure to clarify that there is no guarantee that LB-102 will be approved.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 108 of the Registration Statement.

Our Strategy, page 109

11.

You state that amisulpride is approved for treatment of dysthymia in Brazil, Italy, Latvia, and Slovakia and refer to various studies conducted in 2022, 1997, and 2006. Please clarify, if true, that these studies were

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Page Four

conducted by third parties. Further, you state that a 2006 trial also found amisulpride to be as clinically effective as sertraline. Please clarify if the trials were conducted as head-to-head studies.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 109 of the Registration Statement.

12.

You state that a 2018 clinical trial studied the efficacy of amisulpride in the treatment of elderly patients with very late-onset schizophrenia-like psychosis and showed significantly improved results and that because of amisulpride’s efficacy results you believe that LB-102 could be developed for the treatment of Alzheimer’s psychosis. Please clarify if amisulpride has been approved by the FDA or a comparable foreign regulator for the treatment of elderly patients with very late-onset schizophrenia-like psychosis. We remind you that safety and efficacy determinations are solely within the authority of the FDA or applicable foreign regulator. If amisulpride has not been approved by the FDA or comparable foreign regulator, please remove statements regarding efficacy in this context.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 110 of the Registration Statement.

13.

You state that due to the results of amisulpride in the treatment of elderly patients with very late-onset schizophrenia-like psychosis in a 2018 clinical trial you believe you can develop LB-102 for the treatment of other neuropsychiatric diseases, such as Alzheimer’s psychosis. Please discuss how the use of amisulpride for very late-onset schizophrenia-like psychosis relates to the use of LB-102 for the different indication of Alzheimer’s psychosis.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 110 of the Registration Statement.

Limitations of Current Treatments for Schizophrenia, page 110

14.

We note your chart on page 111 disclosing the reduction in PANSS vs Baseline scores. Please indicate a discussion of the significance of the scores listed. Also, please disclose that PANSS is a subjective assessment which requires patients or examiners to undertake a questionnaire regarding symptoms at the beginning and end of the trial, which can increase the variability of clinical results across clinical trials and create a significant degree of uncertainty in determining overall clinical benefit, as you do on page 14.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 112 of the Registration Statement.

Our Solution: LB-102 for the Treatment of Schizophrenia, page 112

15.

We note your disclosure here that LB-102 was generally well-tolerated and demonstrated a safety profile consistent with amisulpride, on page 118 that the effects and results from treatment with LB-102 were on par with and, in some instances, better than amisulpride, and similar statements throughout your document comparing your LB-102 candidate to the safety and efficacy results of other drugs that have reached commercialization. Please clarify whether you have conducted head-to-head trials between LB-102 and

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Page Five

amisulpride or other approved products to support such statements. If you have not conducted head-to-head trials, please remove all direct comparisons from the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 108, 113, 120, 121, 122, and 123 of the Registration Statement.

Our Lead Product Candidate, LB-102, page 116

16.

You state that LB-102 is a patented benzamide designed to improve upon the safety and efficacy of amisulpride and that in creating LB-102 you added a methyl group to the chemical structure of amisulpride with the intention of improving its permeability of the blood-brain barrier. You also state on page 18 that LB-102 is an N-methylated version of amisulpride and that LB-102 is structurally similar to amisulpride. We note that amisulpride has not received regulatory approval in the US. Please revise your disclosure to clarify whether you are relying on clinical trial results for amisulpride in other jurisdictions in advancing LB-102 through US clinical trials.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 118 of the Registration Statement.

LB-102 Clinical Data, Completed Phase 1 Clinical Trial of LB-102 in Healthy Volunteers, page 119

17.	You state that you conducted a Phase 1 clinical trial for LB-102. Please disclose where these trials were conducted.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 121 and 124 of the Registration Statement.

Intellectual Property

Overview, page 127

18.

You state that as of April 18, 2024, you owned appropriately 42 patents and pending patent applications in the US and foreign jurisdiction. You also state that as of April 18, 2024, you owned approximately 39 patents and pending patent applications in the US and foreign jurisdictions relating to LB-102. Please include a discussion of the other three patents not accounted for, including the type of patent protection (for example,

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Page Six

composition of matter, use or process), the specific product(s) to which the patents relate, whether the patents are owned or licensed, the patent expiration dates, and the applicable jurisdictions.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 129 of the Registration Statement.

19.

We note the table on page 128 relating to patents and pending patent applications directed to LB-102. For each of the two line items, please clarify how many issued or pending patent applications are captured and the applicable jurisdiction of each.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 130 of the Registration Statement.

License and Other Agreements

LB-102, page 127

20.

You state that in August 2023 you entered into several Amended and Restated Royalty Agreements with certain of your investors, co-founders, former directors, and executive officers. Please include a complete description of each parties’ rights and obligations under the agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 128, 179, and 180 of the Registration Statement.

Related Party Transactions, page F-33

21.

You disclose that in August 2023 you entered into several amended and restated royalty participation agreements with certain of your investors, co-founders, former directors and executive officers. Please address the following:

•	Clarify the terms of the original and amended agreements.

•	If there was any consideration received in connection with either the original or amended agreements, please disclose the accounting treatment and tell us your consideration of ASC 470-10-25.

•

If the amended agreements were entered into contemporaneously with the preferred stock offering, tell us your consideration of whether any of the proceeds received from the preferred stock offering should have been allocated to the amended royalty agreements. In this regard, tell us if the parties in the royalty agreements were also parties in the preferred stock offering.

Response: The Company advises the Staff that in 2016, the Company entered into several agreements with certain of its existing investors, co-founders, former directors, and current and former executive officers for royalties payable, in the aggregate, of up to 5.0% of future commercial worldwide sales of LB-102 (the “Original Royalty Agreements”). In this transaction of Original Royalty Agreements (the “Original Transaction”), the Company received $0.2 million in cash in exchange for the certificate holders receiving convertible notes with a face value of $0.2 million, shares of common stock of the Company and the future royalties provided for in the Original Royalty Agreements. The future royalty payments provided for in the Original Royalty Agreements had an expiration date of December 31, 2037, The royalties were transferable upon surrender of the royalty certificate accompanied by written and notarized instructions of the transfer, provided that the certificate holder could not transfer to any individual or entity (i) to which it was unlawful for us to make such payments or (ii) that owned, controlled or possessed voting rights in the aggregate of more than 10% of our common stock. The Company had the option to purchase all issued and outstanding royalty certificates under the Original Royalty Agreements by way of a tender offer to all such holders, which would become binding at such time as the holders of two-thirds of all outstanding royalty interests agreed in writing to accept such tender offer.

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Page Seven

In August 2023, the Company entered into several agreements with the royalty certificate holders to amend and restate the Original Royalty Agreements (the “Amended and Restated Royalty Agreements”, and collectively with the Original Royalty Agreements, the “Royalty Agreements”) to remove the expiration date and modify royalties payable to certificate holders in the aggregate amount of up to 2.75% of net sales of LB-102 through December 31, 2035 and increasing to up to 3.25% of net sales in 2036 and thereafter.

The Company also advises the Staff that no consideration was received as part of the Amended and Restated Royalty Agreements.

While the Amended and Restated Royalty Agreements were entered into contemporaneously with the Series C financing, the Company advises the Staff that the investors in the Series C financing are not parties to the Royalty Agreements. Therefore, the Company did not allocate any of the proceeds from the Series C financing to the certificate holders in the Royalty Agreements.

The Company followed the guidance in ASC 470-10-25, Sales of Future Revenues or Various Other Measures of Income, in determining the accounting treatment for the Original Royalty Agreements. Pursuant to ASC 470-10-25-2 (a)-(e), the Company determined that in light of the significant continuing involvement of the Company in the generation of the cash flows contemplated under the Original Royalty Agreements, as the Company is responsible for the research and development and commercialization of LB-102, the Original Royalty Agreements met the criteria necessary to be treated as sales of future revenues and would be considered debt.

The Company also analyzed how to initially recognize and measure the Original Transaction. The following specific facts and circumstances surrounding the Original Royalty Agreements were considered:

•	The drug development process is regulated by the FDA, and accordingly, the ultimate approval and commercialization of a product candidate is not within the control of the Company.

•	In no instance is the Company required to make any royalty payments unless there is commercialization of LB-102.

•

At the time of the Original Transaction, given the early stage of development, the Company considered the future payment of any royalty amounts to be a remote possibility given the facts that the research and development risk was substantial, and it was not known or probable whether the completion of research and development would result in a commercially viable product.

Although the Company deemed that the Original Royalty Agreements should be considered a sale of future revenue, any value allocable to the Original Royalty Agreements in the Original Transaction was deemed immaterial due to the uncertainty of the success of LB-102 and the requirement to make royalty payments under the terms of the Original Royalty Agreements was remote at the time of entering into the Original Royalty Agreements.

The Company has made corresponding updates on pages 128, 179, 180, F-33, and F-50 of the Registration Statement.

General

22.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section

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Page Eight

5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

* * *

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely, /s/ Divakar Gupta Divakar Gupta

cc:

Zachary Prensky, LB Pharmaceuticals Inc

Marc Panoff, LB Pharmaceuticals Inc

Dov Kalton, LB Pharmaceuticals Inc

Brandon Fenn, Cooley LLP

Marc Recht, Cooley LLP

Minkyu Park, Cooley LLP

Cooley LLP 55 Hudson Yards, New York, NY 10001-2157

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